Elizabeth Fei Chen Partner Direct Tel: 212-326-0199 Direct Fax: 212-798-6366 echen@pryorcashman.com

April 6, 2012

VIA EDGAR

Peggy Kim Special Counsel Securites and Exchange Commission Division of Corporation Finance Office of Mergers and Acqusitions 100 F Street, N.E. Washington, D.C. 20549

Re:	BEFUT International Co., Ltd.
Amendment No. 1 to Schedule 13E-3 filed March 23, 2012
File No. 5-82445

Dear Ms. Kim:

On behalf of BEFUT International Co., Ltd., a Nevada corporation (the “Company”), BEFUT International Co. Limited, a British Virgin Islands company and the controlling stockholder of the Company (“Befut BVI”), Mr. Hongbo Cao, the Chairman and Chief Executive Officer of the Company, and Mr. Tingmin Li, the beneficial owner of 20.8% of the Company’s outstanding common stock (collectively, the “Filing Persons”), we hereby submit this letter in response to the March 30, 2012 letter (the “Comment Letter”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in respect of Amendment No. 1 to the Transaction Statement on Schedule 13E-3 filed on March 23, 3012, and as originally filed on February 27, 2012 (the “Schedule 13E-3”). The Filing Persons’ responses to the Staff’s comments are set forth in this letter. For your convenience, the Staff’s comments are reproduced in italic type and are followed by the Filing Persons’ responses. We revised the disclosure in the Schedule 13E-3 in response to certain of the Staff’s comments. Capitalized terms used but not defined herein have the meanings assigned to such terms in the Disclosure Statement filed as Exhibit (a)(3) to the Schedule 13E-3.

Disclosure Statement

April 6, 2012

Background of the Reverse/Forward Stock Split, page 4

1.	We note the disclosure that the board decided not to engage any financial advisor. Please revise to describe the board’s reasons for deciding not to engage a financial advisor.

Response:

The Board did not believe it was necessary or advisable to retain an independent financial advisor because the costs and time that would be consumed in doing so would exceed the benefits provided by such financial advisor due to the relatively small total value of the fractional shares of Common Stock that would be cashed out in the Transaction. This consideration was disclosed under “Fairness of the Reverse/Forward Stock Split” of the Disclosure Statement previously filed with the Commission. It was inserted in the “Background of the Reverse/Forward Stock Split” of the revised Disclosure Statement in response to this comment.

2.	Please briefly describe why the board decided on the particular ratio of 1 for 150.

Response:

The Board determined a Reverse Split ratio of 1 for 150 is appropriate because as of February 20, 2012, the date immediately prior to the meeting of the Board, the Company had a total of 138 stockholders of record holding more than 150 shares of Common Stock and 420 stockholders of record holding less than 150 shares. As a result, the Board concluded that a Reverse Split ratio of 1 for 150 is the most appropriate ratio to reduce the number of stockholders of record sufficiently below 300 upon the completion of the Transaction. The Disclosure Statement was revised in response to this comment.

Effects of the Reverse/Forward Stock Split, page 5

3.	We note your response to comment 14 in our letter dated March 12, 2012. Please revise to specifically describe the effects of the reverse/forward stock split on the filing persons and management. For example, the filing persons will continue to be controlling stockholders after the transaction, management will continue to be stockholders and will continue to hold their current management positions, and the transaction will be tax-free to both the filing persons and management.

April 6, 2012

Response:

The disclosure under “Effects of the Reverse/Forward Stock Split” of the Disclosure Statement was revised in response to this comment.

Factors Considered to Determine Fairness, page 7

4.	We note your response to comment 14 in our letter dated March 12, 2012; however, we reissue our comment. Please revise to address the higher market prices ranging from $1.20 to $1.65 during the past two years.

Response:

The Board, in reaching the cash-out price of $0.65, observed that during the past two years, there were times when the Common Stock traded at higher market prices ranging from $1.20 to $1.65 per share. However, the Board noted that the closing price of our Common Stock has not exceeded $1.00 per share since the end of April 2011. The Board accorded more weight to current market prices in determining a fair cash-out price.

In addition, the conversion price per share of our convertible notes, issued in the principal amount of $500,000 on March 13, 2009, was $0.65 per share (after accounting for the 1-for-4.07 reverse split effected on June 18, 2009). This is the only financing we consummated since the Reverse Merger Date.

As a result, the Board determined that a price of $0.65 represents an amount that is a premium over current and average historical market prices, and is equal to the price per share attributed to our Common Stock in the only financing the Company consummated since the Reverse Merger Date, and is therefore fair to both affiliated and unaffiliated stockholders.

The disclosure under “Factors Considered to Determine Fairness” of the Disclosure Statement was revised in response to this comment.

Acknowledgment

In response to the Staff’s comments, attached as Exhibit A to this letter is a written statement, signed by each filing person, acknowledging certain matters as requested by the Staff.

If you have any questions regarding the foregoing responses or need additional information, please do not hesitate to contact me by telephone at (212) 326-0199.

April 6, 2012

Sincerely,
/s/ Elizabeth Fei Chen
Elizabeth Fei Chen

Enclosure

April 6, 2012

EXHIBIT A

ACKNOWLEDGEMENT

Each of the undersigned filing persons acknowledges that:

•	Such filing person is responsible for the adequacy and accuracy of the disclosure in the filings referenced in the letter to which this Acknowledgement is attached;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	Such filing person may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

BEFUT INTERNATIONAL CO., LTD.

By:	/s/ Hongbo Cao
Name:	Hongbo Cao
Title:	Chief Executive Officer

BEFUT INTERNATIONAL CO. LIMITED

By:	/s/ Hongbo Cao
Name:	Hongbo Cao
Title:	Director

HONGBO CAO

By:	/s/ Hongbo Cao
Name:	Hongbo Cao

TINGMIN LI

By:	/s/ Tingmin Li
Name:	Tingmin Li